Exhibit 99.1

C3is Inc. Announces Closing of $6.0 Million Underwritten Public Offering

ATHENS, Greece, Mar. 19, 2024 (GLOBE NEWSWIRE) — C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing dry bulk and crude oil tanker seaborne transportation services, today announced the closing of a firm commitment underwritten public offering with gross proceeds to the Company of approximately $6.0 million, before deducting underwriting discounts and other estimated expenses payable by the Company. The offering consisted of 120,000,000 Common Units or Pre-funded Units, each consisting of one share of common stock (“Common Share”) or Pre-Funded Warrant, one half of a Class C-1 Warrant to purchase one Common Share at an exercise price of $0.075 per share (or 150% of the price of each Common Unit sold in the offering) or pursuant to an alternative cashless exercise option, which warrant will expire on the five-year anniversary of the original issuance date (the “Class C-1 Warrants”) and one Class C-2 Warrant to purchase one Common Share at an exercise price of $0.085 per share (or 170% of the price of each Common Unit sold in the offering) which warrant will expire on the five-year anniversary of the original issuance date (the “Class C-2 Warrants” and together with the Class C-1 Warrants, the “Warrants”). The purchase price of each Common Unit was $0.05, and the purchase price of each Pre-Funded Unit was $0.04 (which is equal to the public offering price per Common Unit minus $0.01). The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

The Company intends to use the net proceeds from this offering for capital expenditures, including for payment towards the $38.7 million remaining purchase price for the Aframax tanker it acquired in July 2023, or acquisitions of additional vessels which it has not yet identified, which may include vessels in seaborne transportation sectors other than the drybulk and tanker sectors in which the Company currently operates, working capital, or for other general corporate purposes, or a combination thereof.

In addition, the Company has granted Aegis Capital Corp. (“Aegis”) a 45-day option to purchase up to 15% of the number of Common Shares and/or Pre-Funded Warrants sold in the offering, and/or additional Warrants representing up to 15% of the Warrants sold in the offering solely to cover over-allotments, if any. On March 19, 2024, Aegis exercised its over-allotment exercise with respect to 7,450,000 Class C-1 Warrants and 14,900,000 Class C-2 Warrants.

Aegis Capital Corp. acted as the sole book-running manager for the offering. Sichenzia Ross Ference Carmel LLP served as counsel to the sole book-running manager, Aegis Capital Corp., for the offering.

The offering was made pursuant to an effective registration statement on Form F-1 (No. 333-276868) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2024, as amended, which was declared effective by the SEC on March 14, 2024. A final prospectus describing the terms of the offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus may be obtained, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at +1 (212) 813-1010.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing dry bulk and crude oil seaborne transportation services. The Company owns three vessels, two handysize dry bulk carriers with a total capacity of 64,000 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting with a fleet total capacity of 179,800 dwt. C3is Inc.’s shares of Common Stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning the plans, objectives, goals, strategies, future events or performance, or impact and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3IS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3IS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the anticipated use of proceeds from the offering, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-dockings, shipyard performance, changes in C3IS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions and the conflict in Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden, accidents and political events or acts by terrorists.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

Tel: 00-30-210-6250-001

e-mail: info@c3is.pro